December 5, 2017

VIA EDGAR

Dave Irving

Review Accountant

Office of Financial Services

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:       OFG Bancorp

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 10, 2017

Form 10-Q for Fiscal Quarter Ended September 30, 2017

Filed November 8, 2017

File No. 001-12647

Dear Mr. Irving:

We are responding to your letter, dated November 28, 2017, relating to the filings referenced above of OFG Bancorp (the “Company”). Each of your comments is set forth below, together with our corresponding response. For ease of reference, we have repeated your question or comment, in bold face, immediately prior to our related response.

Form 10-Q for the Fiscal Period Ended September 30, 2017

General

1.   Please tell us how you considered testing your goodwill for impairment in the interim period ended September 30, 2017, given Hurricanes Irma and Maria and the potential impact on the fair value of your reporting units.  Refer to the guidance in ASC 350-20-35-30.

As reported in our most recent Form 10Q for the third quarter ended September 30, 2017, the Company performed “an assessment of events or circumstances that could trigger reductions in the book value of the goodwill,” and “no events were identified that triggered changes in the book value of the goodwill at September 30, 2017.”  This assessment evaluated in depth the effect of hurricanes Irma and Maria to the Company, and determined that the impact of the hurricanes was not likely to reduce the fair value of the Company’s goodwill below its carrying amount.

The Company performs this quarterly assessment pursuant to its internal accounting policies and in compliance with ASC 350-20-35-30.  If management determines that it is more likely than not that a change in circumstances may reduce the fair value of the goodwill below its carrying amount, the Company will perform the impairment test analysis and make adjustments, as necessary.

Examples of events or circumstances that are evaluated each quarter include:

a.       A significant adverse change in legal factors or in the business climate,

b.      An adverse action by a regulator,

c.       Unanticipated competition that could have a material impact in business projections,

d.      A loss of key personnel that could affect the operations,

e.       A more likely than not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of, and

f.       Any other change in circumstance that management believes could have a material impact in the operation of OFG.

As documented in the Company’s third quarter assessment, the Company recorded a special provision of $27 million during the third quarter related to hurricanes Irma and Maria.  Management calculated such provision by evaluating the impact of the hurricanes on the repayment sources and underlying collateral of the Company’s loan portfolios.  Excluding the impact of the special provision, the Company had a net income of $22.3 million for such quarter.  This special provision did not significantly impact the capital of the Company or its bank subsidiary, which remained strong and significantly above regulatory requirements for well-capitalized institutions.

Therefore, the financial operations of the Company were not and are not expected to be materially affected by the hurricanes.

The quarterly assessment also took into account economic projections provided by independent recognized economists of economic losses from damages caused by the hurricanes and economic growth from the anticipated distribution of insurance proceeds and federal aid.

The Company performs its annual test of impairment to goodwill for each of its Banking and Wealth Management units on October 31 of each year.  Its 2016 annual goodwill impairment test determined that the Banking unit failed step one of the two-step impairment test because its adjusted net book value exceeded its fair value, whereas the Wealth Management unit passed. The Company then performed step two with respect to the Banking unit, which concluded that the carrying value of the goodwill allocated to the Banking unit was not impaired as of the valuation date.  As of such date, the fair value of $253.2 million significantly exceeded the carrying value of $84.1 million.

Based on the assessment and given that the estimated fair value significantly exceeded the carrying balance of goodwill of the Banking unit, management concluded that it is not likely that the changes in circumstances related to the hurricanes impaired goodwill as of September 30, 2017.

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Please do not hesitate to contact the undersigned if you have any questions or if you require additional information regarding this matter.

Respectfully submitted,

/s/ Maritza Arizmendi

Maritza Arizmendi

Executive Vice President and CFO

OFG Bancorp